Stingray Copper Inc.

(A development stage corporation)

Interim Consolidated Financial Statements

Three and nine months ended October 31, 2008

Unaudited - Prepared by Management

Not Reviewed by an Independent Auditor

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim financial statements of Stingray Copper Inc. were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Corporation's circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements and (ii) the unaudited interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation, as of the date of and for the periods presented by the financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim financial statements together with other financial information of the Corporation and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim financial statements together with other financial information of the Corporation. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim financial statements together with other financial information of the Corporation for issuance to the shareholders.

Management recognizes its responsibility for conducting the Corporation's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Corporation have been prepared by and are the responsibility of the Corporation's management.

The Corporation's independent auditor has not performed a review of these unaudited interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Stingray Copper Inc.

(A development stage corporation)
Interim Consolidated Balance Sheets
Unaudited

	October 31, 2008	January 31, 2008
Assets		
Current assets		
Cash and cash equivalents	$ 17,865,320	$ 22,823,700
Accounts receivable	895,119	1,219,844
	18,760,439	24,043,544
Capital assets (note 5)	157,771	202,026
Mineral exploration properties (note 6)	45,458,958	41,274,096
	$ 64,377,168	$ 65,519,666
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 100,575	$ 1,077,058
Future tax liability	9,064,435	9,064,435
Shareholders' Equity		
Share capital (note 7(b))	58,821,318	58,821,318
Contributed surplus (note 7(c))	1,326,283	178,475
Warrants (note 7(d))	6,763,740	7,830,592
Stock options (note 7(e))	1,815,335	1,607,116
Deficit	(13,514,518)	(13,059,328)
	55,212,158	55,378,173
	$ 64,377,168	$ 65,519,666

See accompanying notes to unaudited interim consolidated financial statements.

Stingray Copper Inc.

(A development stage corporation)
Interim Consolidated Statements of Operations and Deficit
Unaudited

	Three months ended October 31, 2008	Three months ended October 31, 2007	Nine months ended October 31, 2008	Nine months ended October 31, 2007
Operating expenses				
Amortization	$ 2,718	$ 11,332	$ 8,154	$ 20,992
Office, rent, telephone and reception	23,372	17,363	94,392	74,267
Professional fees	37,386	8,580	93,905	24,332
Project evaluation	-	5,801	8,026	91,605
Promotion and travel	37,104	46,441	105,955	125,461
Regulatory fees	-	-	26,721	133,345
Salaries and benefits	97,763	106,130	321,657	296,200
Shareholder communications	998	2,410	32,641	26,736
Stock-based compensation	-	-	289,175	1,352,748
Transfer agent fees	4,459	1,266	25,274	31,427
Loss from operations	(203,800)	(199,323)	(1,005,900)	(2,177,113)
Other income and expense				
Interest and other income	145,694	299,330	578,911	621,438
Foreign exchange gain (loss)	(133,960)	(53,180)	28,448	(90,322)
Ontario capital tax	(8,000)	-	(56,649)	-
Write-off of mineral property	-	-	-	(297,831)
Loss on sale of asset	-	-	-	(5,192)
	3,734	246,150	550,710	228,093
Net income (loss)	(200,066)	46,827	(455,190)	(1,949,020)
Deficit - Beginning of period	(13,314,452)	(12,291,864)	(13,059,328)	(10,296,017)
Deficit- End of period	$ (13,514,518)	$ (12,245,037)	$ (13,514,518)	$ (12,245,037)
Basic and diluted loss per share	$ (0.00)	$ 0.00	$ (0.01)	$ (0.04)
Weighted average number of shares outstanding	58,725,982	58,725,982	58,725,982	44,886,896

See accompanying notes to unaudited interim consolidated financial statements.

Stingray Copper Inc.

(A development stage corporation)
Interim Consolidated Statements of Cash Flows
Unaudited

	Three months ended October 31, 2008	Three months ended October 31, 2007	Nine months ended October 31, 2008	Nine months ended October 31, 2007
Cash provided by (used in):				
Operations				
Net income (loss)	$ (200,066)	$ 46,827	$ (455,190)	$ (1,949,020)
Items not involving cash				
Amortization	2,718	7,235	8,154	20,992
Stock-based compensation	-	-	289,175	1,352,748
Write-off of mineral property	-	-	-	297,831
Loss on sale of asset	-	-	-	5,192
	(197,348)	54,062	(157,861)	(272,257)
Change in non-cash working capital				
Accounts receivable	(60,429)	(382,105)	324,725	(681,537)
Deferred charges	-	-	-	143,802
Accounts payable and accrued liabilities	(26,766)	472,408	(976,483)	593,814
Taxes payable	-	-	-	-
	(284,543)	144,365	(809,619)	(216,178)
Investing				
Increase in mineral exploration properties	(579,184)	(1,342,302)	(4,143,993)	(25,395,805)
Purchase of capital assets	(433)	(87,029)	(4,768)	(160,531)
Deposit	-	-	-	2,562,075
	(579,617)	(1,429,331)	(4,148,761)	(22,994,261)
Financing				
Net proceeds from issue of shares	-	-	-	46,576,350
Net change in cash during the period	(864,160)	(1,284,966)	(4,958,380)	23,365,911
Cash and cash equivalents				
- Beginning of period	18,729,480	26,272,327	22,823,700	1,621,450
- End of period	$ 17,865,320	$ 24,987,361	$ 17,865,320	$ 24,987,361

See accompanying notes to unaudited interim consolidated financial statements.

1. Nature of operations

Stingray Copper Inc. ("Stingray" or "the Corporation") was incorporated under the laws of the Province of British Columbia and continued under the Canada Business Corporations Act. During the year ended January 31, 2004, the Corporation changed its name from Poseidon Minerals Ltd. to Stingray Copper Inc. and consolidated its capital stock on a 2:1 basis. On June 28. 2007 the Corporation changed its name from Stingray Resources Inc. to Stingray Copper Inc.

The Corporation is engaged in the acquisition, exploration and development of mineral properties that it believes contain mineralization that will be economically recoverable in the future. The carrying value of mineral resource properties represents acquisition, exploration and other costs incurred to date for active mining claims and does not reflect present or future values.

The Corporation is in the process of determing whether its mineral exploration properties contain reserves that are economically recoverable. The recovery of amounts capitalized for mineral exploration properties and related deferred costs in the consolidated balance sheet is dependent upon the existence of economically recoverable reserves, the ability of the Corporation to arrange appropriate financing to complete the development of the properties and upon future profitable production or proceeds from their disposition.

2. Summary of significant accounting policies

The unaudited interim consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of the unaudited interim consolidated financial statements is based on accounting principles and practices consistent with those used in the preparation of audited annual consolidated financial statements except as noted below. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the audited consolidated financial statements for the year ended January 31. 2008. since they do not contain all disclosures required by GAAP for annual consolidated financial statements. These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management. necessary for a fair presentation of the respective interim periods presented.

Capital disclosures and financial instruments - disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments - Disclosures (Handbook Section 3862). and Financial Instruments - Presentation (Handbook Section 3863). These new standards became effective for the Corporation on February 1, 2008.

2. Summary of significant accounting policies (continued)

Capital disclosures and financial instruments - disclosures and presentation (continued)

Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital: (ii) quantitative data about what the entity regards as capital: (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Corporation has included disclosures recommended by the new Handbook section in Note 3 to these unaudited consolidated financial statements.

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Corporation has included disclosures recommended by the new Handbook sections in Note 4 to these unaudited interim financial statements.

General standard of financial statement presentation
In June 2007, the CICA amended Handbook Section 1400, Going Concem , to assess an entity's ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. Section 1400 is effective for interim and annual reporting periods beginning on or after January 1, 2008. The application of this new standard had no impact on the Corporation's unaudited interim consolidated financial statements as at and for the three and nine months ended October 31, 2008.

Future accounting changes

International Financial Reporting Standards ("IFRS")
In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Corporation is currently accessing the impact of these new accounting standards on its financial statements.

2. Summary of significant accounting policies (continued)

Future accounting changes (continued)

Goodwill and Intangible Assets
In November 2007, the CICA approved Handbook Section 3064, "Goodwill and Intangible Assets" which replaces the existing Handbook Sections 3062, "Goodwill and Other Intangible Assets" and 3450 "Research and Development Costs". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets.

The Corporation is currently assessing the impact of these new accounting standards on its financial statements.

3. Capital management

When managing capital, the Corporation's objective is to ensure the entity continues as a going concern as well to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation's management team to sustain the future development of the business.

The properties in which the Corporation currently has an interest are in the exploration stage; as such, the Corporation is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation will continue to assess new properties and seek to acquire and interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that his approach, given the relative size of the Corporation, is appropriate.

There were no changes in the Corporation's approach to capital management during the three and nine months ended October 31, 2008. The Corporation is not subject to externally imposed capital requirements.

4. Property and financial risk factors

(a) Property risk

The Corporation's two significant mineral properties are the El Pilar and Elephant 8 projects. Unless the Corporation acquires or develops additional significant properties, the Corporation will be solely dependent

(b) Financial risk

The Corporation's activities expose it to a variety of financial risks: credit risk, liquidity risk, market risk (including interest rate, foreign exchange rate, and commodity and equity price risk).

Credit risk
Credit risk is the risk of loss associated with the counterparty's inability to fulfil its payment obligations. The Corporation's credit risk is primarily attributable to cash and cash equivalents, other receivables and GST receivable. Cash and cash equivalents are held with a reputable Canadian chartered bank, from which management believes the risk of loss to be minimal.

Financial instruments included in other receivables and GST receivable consist of sales tax receivable from government authorities in Canada and Mexico, accrued interest and deposits held with service providers. Other receivables and GST receivable are in good standing as of October 31, 2008. Management believes that the credit risk concentration with respect to financial instruments included in other receivables and GST receivable is minimal.

Liquidity risk
The Corporation's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As of October 31, 2008, the Corporation had a cash and cash equivalents balance of $17,865,320 (January 31, 2008 - $22,823,700) to settle current liabilities of $100,575 (January 31, 2008 - $1,077,058). All of the Corporation's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

4. Property and financial risk factors (continued)

Market risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk
The Corporation has cash balances and no interest-bearing debt. The Corporation's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by banks with which it keeps its bank accounts. The Corporation periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks. The Corporation regularly monitors its cash management policy.

Foreign currency risk
The Corporation's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Corporation funds certain operations, exploration and administrative expenses in Mexico on a cash call basis using the US dollar currency converted form its Canadian dollar bank accounts held in Canada. The Corporation maintains US dollar bank accounts in Canada and Mexico. Management believes the foreign exchange risk derived from currency conversions is minimal and therefore does not hedge its foreign exchange risk.

Commodity price risk
The Corporation is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Corporation's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Corporation closely monitors commodity prices, particularly as they relate to base and precious metals, individual equity movements, and the stock market in general to determine the appropriate course of action to be taken by the Corporation.

Sensitivity analysis
The Corporation has, for accounting purposes, designated its cash and cash equivalents as held-for-trading, which is measured at fair value. Other receivables are classified for accounting purposes as loans and receivables, which are measured at amortized cost which equals fair market value. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which also equals fair market value.

As of October 31, 2008 both the carrying and fair value amounts of the Corporation's financial instruments are approximately equivalent.

4. Property and financial risk factors (continued)

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Corporation believes the following movements are "reasonably possible" over a nine month period:

(i) Interest rate risk is minimal as cash and cash equivalents include investments-grade short-term deposit certificates with fixed interest rates. In addition, the Corporation does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

(ii) Commodity price risk could adversely affect the Corporation. In particular, the Corporation's future profitability and viability of development depends upon the world market price of base metals. Base metal prices have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of base metals may be produced in the future, a profitable market will exist for them. A decline in the market price of base metals may also require the Corporation to reduce its mineral resources, which could have a material and adverse effect on the Corporation's value. As of October 31, 2008, the Corporation was not a base metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Corporation's liquidity and its ability to meet its ongoing obligations.

5. Capital assets

October 31, 2008	Cost	Accumulated Amortization	Net Book Value
Land	$ 6,390	$ -	$ 6,390
Buildings	27,278	1,137	26,141
Automotive equipment	185,118	162,892	22,226
Office equipment	297,630	194,616	103,014
	$ 516,416	$ 358,645	$ 157,771

January 31, 2008	Cost	Accumulated Amortization	Net Book Value
Land	$ 6,390	$ -	$ 6,390
Buildings	27,278	114	27,164
Automotive equipment	185,118	141,207	43,911
Office equipment	292,862	168,301	124,561
	$ 511,648	$ 309,622	$ 202,026

6. Mineral exploration properties

July 31, 2008	Balance January 31, 2008	Acquisition	Additions	Written off	Balance October 31, 2008
El Pilar	$ 40,860,928	$ -	$ 4,184,862	$ -	$ 45,045.790
Elephant 8	413,168		-		413,168
	$ 41,274,096	$ -	$ 4,184.862	$ -	$ 45,458.958

January 31, 2008	Balance January 31, 2007	Acquisition	Additions	Written off	Balance January 31, 2008
El Pilar	$ -	$ 36,379,153	$ 4,481.775	$ -	$ 40.860,928
Elephant 8	384,677	-	28,491	-	413,168
El Indio	295,721	-	2,110	(297.831)	-
	$ 680.398	$ 36,379,153	$ 4,512,376	$ (297,831)	$ 41,274,096

El Pilar

The property is located in the north-central State of Sonora, Mexico, approximately fifteen kilometers south of the Arizona, USA/Sonora, Mexico border. The property is situated in the highly productive and prospective. Sonora-Arizona Porphyry Copper Province which hosts numerous copper deposits. The property consists of concessions that total 7168 hectares in seventeen concession blocks located in the middle of this prolific copper trend.

Elephant 8

During the year ended January 31, 2005, the Corporation staked a large exploration concession named the Elephant 8 in the State of Chihuahua straddling the Sonora border in Mexico. The total surface area is approximately 37,000 hectares and is located 60 kilometers from the town of Alamos in Sonora.

7. Share capital

(a) Authorized

100,000,000 common shares without par value

(b) Issued

	Number of Shares		Share Amount
Balance January 31, 2008 and October 31, 2008	58,725,982	$	58,821,318

(c) Contributed surplus

Balance January 31, 2008	$	178,475
Value of options cancelled during the period		80,956
Value of warrants expired during the period		1,066,852
Balance October 31, 2008	$	1,326,283

(d) Warrants

The number of warrants outstanding is as follows:

	Number of Warrants		Allocated Value		Average Exercise Price
Balance January 31, 2008	23,352,000	$	7,830,592	$	1.74
Expired during the period	(2,502,000)		(1,066,852)	$	1.20
Balance October 31, 2008	20,850,000	$	6,763,740	$	1.80

At October 31, 2008, the following warrants are outstanding to purchase common shares:

Grant date	Expiry date	Number of warrants		Value		Average Exercise price
April 24,2007	April 24,2009	20,850,000	$	6,763,740	$	1.80

7. Share capital (continued)

(e) Stock options

On June 18, 2008 the Corporation granted options with an exercise price of $.75 and a five year expiry date to purchase 725,000 common shares of the Corporation. The fair value of the options on the date of the grant was estimated to be $289,175 using the Black-Scholes option pricing method with the following assumptions: expected life of five years; expected volatility of 64%; risk-free interest rate of 3.1% per annum; and a dividend yield of nil. Since the options vested on the date of the grant, the amount was included in stock-based compensation for the period.

The number of stock options outstanding is as follows:

	Number of Options		Value		Weighted Average Exercise Price
Balance January 31, 2008	2,725,000	$	1,607,116	$	1.10
Granted during the period	725,000		289,175	$	0.75
Cancelled during the period	(140,000)		(80,956)	$	1.02
Balance October 31, 2008	3,310,000	$	1,815,335	$	1.04

At October 31, 2008, the following options are outstanding to purchase common shares:

Grant date	Expiry date	Number of options		Value	Exercise price
May 28, 2004	May 28, 2009	160,000	$	86,939	$1.00
May 28, 2004	May 28, 2009	115,000		66,148	$0.75
June 29, 2005	June 29, 2010	275,000		76,261	$0.80
April 26, 2007	April 26, 2012	1,485,000		1,038,312	$1.20
June 28, 2007	June 28, 2012	550,000		258,500	$1.20
June 18, 2008	June 18, 2013	725,000		289,175	$0.75
		3,310,000	$	1,815,335	

8. Related party transactions

During the period, the Corporation incurred professional fees of $34,601 (2007-$121,486) to a law firm in which a director of the Corporation is a partner.

STINGRAY COPPER INC.
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THREE AND NINE MONTHS ENDED OCTOBER 31, 2008

Dated: December 8, 2008

GENERAL

This Management Discussion and Analysis ("MD&A") of Stingray Copper Inc. ("Stingray" or the "Corporation") provides an analysis of the Corporation's performance and financial condition for the three and nine months ended October 31, 2008, as well as an analysis of future prospects. This MD&A should be read in conjunction with the Corporation's unaudited interim consolidated financial statements and related notes for the three and nine months ended October 31, 2008, as well as the audited consolidated financial statements for the year ended January 31, 2008 including the related note disclosure, both of which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts referred to in this MD&A are in Canadian dollars unless otherwise specified. These documents along with others published by the Corporation are available on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain statements contained in the sections "Mineral Properties", "Liquidity and Capital Resources", "Critical Accounting Estimates" and "Contractual Commitments" of this Management Discussion and Analysis constitute forward-looking statements. These statements relate to future events or the Corporation's future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect, "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. Information concerning the interpretation of drill results, mineral resource and reserve estimates and capital cost estimates may also be deemed as forward-looking statements as such information constitutes a prediction of what mineralization might be found to be present and how much capital will be required if and when a project is actually developed. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Management Discussion and Analysis should not be unduly relied upon. These statements speak only as of the date of this Management Discussion and Analysis. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Management Discussion and Analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

- general business and economic conditions;
- the supply and demand for, deliveries of, and the level and volatility of prices of copper;
- the availability of financing for the Corporation's development project on reasonable terms;
- the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;
- the ability to attract and retain skilled staff;
- market competition;
- the accuracy of our resource estimate (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which it is based;
- tax benefits and tax rates.

These forward-looking statements involve risks and uncertainties relating to, among other things, changes in commodity and, particularly, copper prices, access to skilled mining development and mill production personnel, results of exploration and development activities, the Corporation's limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors incorporated by reference herein. See "**Risk Factors**". The Corporation cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Corporation's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Corporation also cautions readers not to place undue reliance on these forward-looking statements. Moreover, these forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above.

DESCRIPTION OF BUSINESS

Stingray is engaged in the exploration and development for copper in Mexico. The Corporation's corporate office is located in Toronto, Ontario, Canada and Stingray operates in Mexico through wholly owned Mexican subsidiaries, Minera Stingray S.A. de C.V. and Recursos Stingray de Cobre S.A. De C.V. (formerly Noranda Exploracion de Mexico S.A. de C.V.) which have an exploration base located in Hermosillo, Sonora, Mexico.

On May 24, 2007, the Corporation's Common Shares and Warrants were listed and posted for trading on the TSX under the symbol "SRY" and "SRY.WT".

On June 28, 2007, the Corporation changed its name from Stingray Resources Inc. to Stingray Copper Inc.

The Corporation has four wholly-owned subsidiaries as follows:

Minera Stingray S.A. de C.V. ("Minera") (1)
Recursos Stingray de Cobre S.A. de C.V. ("Recursos") (1)
4394909 Canada Inc. (2)
4394895 Canada Inc. (2)

(1) Incorporated under the laws of Mexico
(2) Incorporated under the Canada Business Corporations Act

MINERAL EXPLORATION ACTIVITIES

Mineral Exploration Activities

The Corporation's operations consist of the exploration and development of mineral properties in Mexico as well as ongoing overheads to run the Corporation from its corporate head office in Toronto, Ontario, Canada. Expenditures on the Corporation's mineral properties for the nine month period ended October 31, 2008 were $4,184,862. The Corporation deferred exploration on the Elephant 8 Property and is focused solely on exploration activities at the El Pilar property.

The following table summarizes the continuity of the mineral properties during the period:

	Balance January 31, 2008	Additions	Balance October 31, 2008
El Pilar	$ 40,860,928	$ 4,184,862	$ 44,452,950
Elephant 8	413,168		413,168
	$ 41,274,096	$ 4,184,862	$ 4,866,118

El Pilar Property

Acquisition

On December 29, 2006, the Corporation entered into a share purchase agreement (the "Share Purchase Agreement") with Xstrata plc ("Xstrata"), to acquire 100% ownership in the share capital of Noranda Exploration Mexico S.A. de C.V. (Normex"). Upon completion of the Share Purchase Agreement, the Corporation will own a 100% interest in the share capital of Normex which owns a 100% interest in the El Pilar Property and several other properties within Mexico. The purchase price is US$20,000,000. Under the Share Purchase Agreement the Corporation paid a non-refundable deposit of $2,562,075 (US$2,250,000) to Xstrata towards the purchase price.

On April 27, 2007 the Corporation completed the acquisition by making cash payments totaling $19,872,900 (US$17,750,000 and by issuing 4,219,652 common shares of the Corporation, representing 5% of the outstanding shares at the closing of the acquisition for consideration of $5,063,582. In addition, the Corporation paid $468,503 as required under the Agreement as severance amount payable to the employees of Normex. The name Normex has been changed to Recursos Stingray de Cobre S.A. de C.V.

The Agreement also provides for an additional 5% of the outstanding shares to be issued to Xstrata upon delivery of a positive feasibility study, a sliding scale metal sales royalty starting at 1% to a maximum of 3% and a 50% Back-In Right provision for Xstrata exercisable under certain conditions. If the Back-In Right provision is exercised, the Corporation would remain the operator of the joint venture.

Property Location

El Pilar is located in the north-central State of Sonora, Mexico, approximately fifteen (15) kilometres south of the Arizona/Sonora border. The property is situated in the highly productive/prospective, Sonora- Arizona Porphyry Copper Province which hosts numerous copper deposits ranging from the Cananea Copper Mine (7.1 billion tonnes @ 0.42% copper) in the south through to central Arizona where the Morenci Copper Mine of Phelps Dodge Corp. is located (4.7 billion tonnes @ 0.52% copper). This copper trend accounts for the second largest concentration of porphyry copper deposits in the world where mining for copper has been continuous for over 100 years. El Pilar lies 45 kilometres northwest of the Cananea Copper Mine of Grupo Mexico, the largest porphyry copper deposit in Mexico and one of the largest in the world. The El Pilar property consists of 7,168 hectares in seventeen concessions located in the middle of this prolific copper trend.

Geology and Resources

Copper at El Pilar is hosted by a conglomerate unit containing clasts of intrusive, porphyry and highly silicified rock. The mineralization is interpreted to have been derived from a pre existing porphyry copper deposit and/or related structurally controlled mineralization. Reconstruction of geological events suggests that this material was mechanically weathered and eroded, transported, and deposited in a conglomerate formation. Details of the property are described in a technical report dated April 9, 2007 by Gary Woods, P.Geo. The NI 43-101 compliant Measured and Indicated Mineral Resource at El Pilar is 199 million tonnes grading 0.346% total copper calculated at a cutoff of 0.25% total copper

containing approximately 1.5 billion pounds of copperas calculated by Mike Hester of Independent Mining Consultants, Inc ("IMC") of Tucson, Arizona. At a lower cut-off of 0.20% total copper, the measured and indicated mineral resource is 276 million tonnes grading 0.311% total copper containing approximately 1.9 billion pounds of copper. The principal copper mineral is chrysocolla which is acid soluble and a known copper mineral in many copper heap leach operations. The mineral resource has been drill tested with 100 meter or closer spacing of drill holes.

Current Work

In May 2007, Stingray began a drilling program at El Pilar planned to enhance the quality of the inferred mineral resource as recommended in the Woods Technical Report by in filling the drill spacing to 100 metres or less between vertical drill holes along the length and across the width of the inferred mineral resources. The Corporation has completed the in fill drill program at El Pilar where 3 drills had been drilling HQ core through most of this past year. This program of over 40,000 metres drilled in 207 holes has been completed. All drill core samples have been split by the Corporation's staff under the direction of the Corporation's geologists and were delivered for assaying to ALS Chemex, Hermosillo, Sonora, Mexico or to Metcon Research Inc of Tucson Arizona. Material extracted from these HQ size, vertical drill holes has been delivered to Metcon Research Inc. for the preparation of representative composite samples that will undergo an extensive program of metallurgical testing, with several of the initial column tests initiated in early January 2008.

A metallurgical update on the bottle roll results and mini column results was reported in Press Release 2008-13 dated September 30, 2008 which is available on SEDAR. Final results will be available in early 2009.

All available drill hole results are tabled at the Corporation's website with a corresponding location map at the El Pilar property tab.

Table 1 summarizes the mineral resource update as calculated by Qualified Person, Mike Hester of IMC. At a 0.20% total copper cutoff grade, the Measured and Indicated Mineral Resource is 276.4 million tonnes at 0.31% total copper representing 1.9 billion pounds of contained copper. The Inferred Mineral Resource contains an additional 42.6 million tonnes at an average grade of 0.29% total copper representing 268 million pounds of contained copper. The estimated tonnage and grade of the Measured and Indicated Resources will form the basis for the feasibility study.

Table 1				**El Pilar Mineral Resource**					**IMC Update**
	0.25% Total Copper Cutoff			**0.20% Total Copper Cutoff**			**0.15% Total Copper Cutoff**		
Mineral Resource Class	**tonnes (000's)**	**Total Cu (%)**	**lbs Cu (millions)**	**tonnes (000's)**	**Total Cu (%)**	**lbs Cu (millions)**	**tonnes (000's)**	**Total Cu (%)**	**lbs Cu (millions)**
Measured	68,777	0.366	553	87,690	0.335	646	103,819	0.311	710
Indicated	129,787	0.335	956	188,694	0.300	1,245	241,088	0.273	1,447
Total Measured & Indicated Resource	**198,564**	**0.346**	**1,510**	**276,384**	**0.311**	**1,891**	**344,907**	**0.284**	**2,158**
Inferred	22,806	0.341	171	42,556	0.287	268	72,848	0.240	384

This mineral resource meets the "reasonable prospects for economic extraction" conditions of the Canadian National Instrument 43-101 code and also the Australian JORC code. A floating cone evaluation at current spot copper prices and with reasonable operating cost and process recovery assumptions extracts in excess of 95% of the resource presented in Table 1.

Three Main Objectives of Stingray's In Fill Drill Program and Mineral Resource Update:

1) To confirm the Inferred Mineral Resource developed by Magri Consultants of Chile for Noranda/Falconbridge/Xstrata ("Normex") and confirmed by Gary Woods, P. Geo. at El Pilar. Table 2 below outlines the Inferred Mineral Resource defined in the Gary Woods 43-

101 F1 Technical Report dated April, 2007 prior to Stingray initiating work at El Pilar. This resource model was the starting point for Stingray's work. Based on significant in fill drilling, Stingray was able to confirm this Inferred Mineral Resource model.

2) To reclassify the previous Inferred Mineral Resource to a predominately Measured and Indicated Mineral Resource which would increase the geologic confidence for use in a feasibility study. At a 0.25% and 0.20% total copper cutoff grade, Stingray's updated resource model is 90% and 87% Measured and Indicated Mineral Resource respectively (based on the updated Mineral Resource numbers).When compared to the previous Inferred Mineral Resource, the updated reclassified Measured and Indicated Resource at both the 0.25% and 0.20% total copper cutoff is more than 100% of the previous Inferred Mineral Resource, respectively.

3) Finally, to expand the copper contained within the higher confidence mineral resource calculation. Additional drilling has resulted in the expansion of the previous Inferred Mineral Resource at a 0.25% total copper cutoff grade and a 0.20% total copper cutoff grade by 16% and 25% respectively, now principally reclassified as a Measured and Indicated Mineral Resource respectively (based on the updated Mineral Resource numbers).

In summary, the updated Mineral Resource at El Pilar has confirmed, reclassified and expanded on the previous work conducted by Magri Consultants for Normex that was verified in the 43-101 F1 Technical Report authored by Gary Woods (April, 2007). The updated Mineral Resource, which is principally now a Measured and Indicated Mineral Resource was calculated by IMC of Tucson. This reclassification gives Stingray geoscientific confidence for the feasibility study that is ongoing.

Metallurgical work on El Pilar completed by the property's previous owner (Normex) has indicated that the majority of the copper minerals are acid soluble and should be amenable to heap leaching. Metcon is conducting the metallurgical program under the stewardship of Qualified Person, Mr. Joseph Keane, P.E. This program has been underway since the start of 2008 and results are expected by year end. This program will incorporate significant metallurgical testing in preparation of a feasibility study for El Pilar which is viewed as an SX-EW (solvent extraction – electrowinning) operation.

Stingray completed its program of 207 in fill drill holes at the El Pilar resource in June of 2008. Fifty nine of these drill holes were drilled throughout the resource, specifically for metallurgical work. The drill core material from these drill holes (HQ sized) was then shipped from El Pilar to Metcon's Tucson laboratory under the direction of the Corporation's geologists. The metallurgical testing program was designed by Joseph Keane, P.E. on the basis of the anticipated El Pilar mining schedule. Intercepts were identified from the drill holes completed for the metallurgical program. These intercepts correspond to material that would nominally be mined in the annual mine schedule ie: Year 1, Year 2, Year 3, Years 4 to 6 and Years 7 to 9. This resulted in the preparation of five separate drill core composite samples being prepared by Metcon.

These composite samples have been subjected to a series of metallurgical tests completed at the Metcon laboratory as indicated;

- Bottle Roll Leach Tests
- Mini Column Leach Tests
- Open Cycle Column Leach Tests
- Closed Cycle Column Leach Tests

The principal purposes of these tests are;

1. To determine the optimum leaching characteristics that will provide the highest copper extraction from the composite sample.
2. To determine the ultimate sulfuric acid consumption while optimizing the copper extraction from the composite sample.

3. To determine consumable estimates for the heap leaching operations anticipated for each period in the mine schedule.

Many other leaching parametres are determined as part of these tests. These include the crush size of the composite sample (or lack of crushing), pre-curing the composite samples with sulfuric acid (at different acid concentrations), the concentrations of sulfuric acid to be applied during leaching, the flow rates of leaching solutions, the pH levels maintained during the leach test as well as numerous other conditions including the residual condition of the samples post leaching.

The Year 1, Year 2 and Year 3 composite sample test work has been underway since April 2008. The Year 4 to 6 and Year 7 to 9 composite testwork is underway but is not as far advanced as the test work on the first three composite samples. Stingray is provided with regular reports of the test program from Metcon and the following information incorporates results to mid September, 2008.

Results of Bottle Roll Leach Tests

The sequential copper analysis is a fast method for determination of copper species and how they will respond to extraction over short periods of time. The soluble copper at El Pilar is represented by chrysocolla as the dominant copper mineral. Residual copper at El Pilar is a combination of sulfide copper minerals and copper wad, however chalcocite is also present which is an acid soluble copper mineral. This method only identifies acid soluble copper minerals as well as copper sulfides. The results presented below in Table 2 cannot directly determine copper extraction or recovery in the column leach test work or ultimately on the heap leach pad.

Results of Mini Column Leach Tests

An array of four mini-column leach tests has been completed for each of the Year 1, Year 2 and Year 3 composite samples (the Years 4 to 6 and Years 7 to 9 mini columns are still under leach). For each composite sample, four different pre-cure sulfuric acid dosages was applied (5 day cure period) prior to the column test as follows; 18, 9, 4 and 0 kilograms sulfuric acid per tonne of composite sample. All samples were crushed to 80% passing a 3/8 inch (9.5mm) screen and subject to a sulfuric acid irrigation flow rate of 6.11 liters per hour per square meter.

After completion of the mini-column leaching, Years 1, 2 and 3 composite samples (Starter Pit) indicate copper extractions of 70% or better in all four pre-cure acid dosage conditions as presented in Table 2. Total sulfuric acid consumption ranges from a low of 9.51 to a high of 14.48 kilograms of acid per kilogram of copper extracted.

The mini-column leaching of the Year 4 to 6 and Year 7 to 9 composite samples is underway and is expected to continue through 98 days before the columns are discontinued.

Open Cycle Column Leach Tests: (Crush Size vs Pre-Cure Acid Dosage)

An array of six open cycle column leach tests was established for each of the first 3 composite samples (Starter Pit). For each composite sample a pre-cure dosage of 10 and 0 (no cure) kilograms of sulfuric acid per tonne of composite sample was leached vs three different composite sample crush sizes of 80% passing; 9.5 mm, 19 mm and 37.5 mm or 3/8 inch, ¾ inch and 1 ½ inch respectively.

The open cycle column leach testing is expected to continue through a minimum of 130 days before the columns are rinsed, drained and discontinued.

Locked Cycle Column Leach Tests: (Crush Size vs Flow Rate)

An array of four mini-column leach tests was established for each of the first 5 composite samples. Two crush sizes for each composite sample of 80% passing; 9.5 mm and 19 mm or 3/8 inch and ¾ inch respectively, were leached vs two sulfuric acid irrigation flow rates; 6.11 and 7.80 liters per hour

per square meter. All samples were subjected to a 5 day pre-cure of 4 kilograms of sulfuric acid per tonne of composite sample.

The locked cycle column leach testing is expected to continue through a minimum of 120 days before the columns are discontinued.

These results as reported are provided as an interim update of the Corporation's continuing metallurgical testing program by Metcon. The tests are expected to continue beyond the calendar year end with the necessary conclusions available for incorporation into the ongoing El Pilar technical/feasibility study.

M3 Engineering and Technology Corporation ("M3") of Tucson, Arizona has been engaged to complete the El Pilar oxide copper project "Feasibility Study" as scheduled for the end of Q1 2009. Stingray's scope of engineering for the El Pilar is defined as an Open Pit, Heap Leach, SX-EW (solvent extraction - electrowinning) copper project with proposed capacity of 35,000 tonnes per year of cathode copper. Stingray is currently working on an Internal Technical Study including third party contractors and engineers that will form the basis of the M3 Feasibility Study.

M3 is a full service design, engineering and construction management firm with offices and staff in Arizona and Mexico. M3 has significant experience that is relevant to the El Pilar project, as M3 has been the author of several copper project feasibility studies in Mexico and the Southwest USA as well as being the Project Manager providing Engineering, Procurement and Construction Management ("EPCM") Services. M3 has participated in, designed, and built more than 25 SX-EW plants in the past 10 years primarily in Mexico and the Southwest USA. With a full service office in Hermosillo, M3 has completed more studies and EPCM contracts related to mining in northern Mexico than any other engineering firm.

Stingray and its technical team under the direction of Mr. Ricardo Cornejo, Vice President of Operations are preparing an "Internal Technical Study" that is assessing the technical and financial viability of the El Pilar oxide copper project, viewed as an open pit, SX-EW operation. Stingray has engaged several third party consultants and engineers to provide their expertise for contribution to this study;

- Mr. Michael Hester, P.E. of Independent Mining Consultants, Inc. ("IMC") to act as the Qualified Person ("QP") for the geological model, the resource and reserve estimates, the mine plan and the mining schedule and to provide the QA/QC report on Stingray's El Pilar drilling database
- Mr. David Kidd, P.E. of Golder Associates Inc. to act as the QP and complete a geotechnical assessment and determine pit slopes for the open pit and to design the heap leach facility
- Mr. Joseph Keane, P.E. of Metcon Research Inc. to act as the QP and to complete the metallurgical test program designed to establish the copper recoveries and sulfuric acid consumption specific to the El Pilar copper mineralization
- Patricia Aguayo Hurtado, Environmental Consultant, to act as the QP and prepare the El Pilar Baseline Environmental Study, the Socio-Economic Study and the preparation of the MIA (Environmental Impact Study) for submission to government
- Dr. Miguel Rangel of IDEAS to act as the QP and prepare the Hydrological Report to assess, determine and apply for necessary water for the project
- CFE (Mexican Power Authority) for cost quotes for the delivery of available power to the project
- SNC Fenco and Haldore Topsoe, both independent engineering and construction firms that build sulfuric acid generation plants for cost estimates for the design, engineering and construction of a plant suitable to meet the El Pilar project requirements.

M3 will utilize the Stingray "Internal Technical Study" as the basis for the Feasibility Study. M3 acknowledges the quality of the underlying contributors to Stingray's Internal Technical Study and will prepare a quality Feasibility Study in an efficient and cost effective manner. M3 will be responsible for the overview of all aspects of work included in the Feasibility Study. The third party consultants will be the QP in their specific areas of expertise, with M3 being the overall QP for the

Feasibility Study including authoring the 43-101 regulatory compliant study. Stingray will be the beneficiary of the vast experience M3 has gained completing the several recent feasibility studies on copper projects in the region.

The engagement of M3 is consistent with Stingray's philosophy of utilizing the best qualified expertise for the development of the El Pilar project. The Feasibility Study is scheduled for completion in the second quarter of 2009 and will be the cornerstone for project financing, permitting, planning and construction of a mine at El Pilar.

Elephant 8 Property

Stingray staked the "Elephant 8" exploration concession in the area north of Chinipas, Chihuahua. This large concession located along the Sierra Madre trend has been reported as the historic host of significant silver and gold production from the late 1600's to early 1900's. The Corporation's geologists have concluded several reconnaissance programs of locating historic production sites and the associated mineralization. Efforts to date have outlined interesting silver and gold mineralization at the San Agustin open cut. The Corporation monitors the accessibility into the area and exploration programs designed to follow up the results of the reconnaissance work will be conducted as conditions allow.

Other Exploration Properties

As part of the Normex purchase, Stingray acquired several additional exploration properties in Mexico. No work is planned on these properties at the present time and some have been allowed to lapse.

OVERVIEW OF PERFORMANCE

In summary, the Corporation's financial condition has decreased over the nine month period ended October 31, 2008. Working capital decreased by $4,306,622 from $22,964,486 at January 31, 2008 to $18,657,864 at October 31, 2008. The net decrease is namely attributable to expending $4,958,380 on mineral properties and equipment and on other corporate operations.

The Corporation continues to maintain a strong balance sheet with assets totaling $64,377,168 at October 31, 2008. The assets consist mainly of the mineral exploration property and expenditures thereon of $45,458,958 and cash and cash equivalents of $17,865,320. The Corporation has no significant long-term debt as all funding for exploration expenditures has been provided through the issuance of shares by the Corporation.

Due to the nature of its business the Corporation does not generate revenues from its operations.

RESULTS OF OPERATIONS

Selected Annual Information:

Years ended January 31,	**2008**	**2007**	**2006**
	$	$	$
Net loss for the year	2,763,311	636,537	523,380
Loss per share – basic and diluted	$ (0.06)	$ (0.05)	$ (0.04)
Total assets	65,619,666	5,153,868	5,708,380

Summary of Quarterly Results:

Selected consolidated financial information for each of the last eight quarters of fiscal 2008 and 2007 (unaudited):

Quarter Ended	Interest Income	Profit/(Loss) For the Period	Loss Per Share *
October 31, 2008	$145,694	($200,066)	($0.00)
July 31, 2008	$178,201	($315,631)	($0.01)
April 30, 2008	$255,016	$60,507	$0.00
January 31, 2008	$270,625	($814,291)	($0.01)
October 31, 2007	$299,330	$46,827	$0.00
July 31, 2007	$285,508	($698,809)	($0.01)
April 30, 2007	$36,600	($1,297,038)	($0.08)
January 31, 2007	$26,559	($207,570)	($0.02)

*basic and diluted

Nine months ended October 31, 2008

The net loss for the nine months ended October 31, 2008 ("2008") was $455,190, ($0.01 per share) compared to a loss of $1,949,020, ($0.04 per share) for the prior fiscal year ("2007"). The decrease of $1,493,830 is namely attributable to:

- Write-off of a mineral property was $297,831 in 2007 compared with nil in 2008.
- Foreign exchange gain increased by $118,770. From a loss of $90,322 in 2007 to a gain of $28,448 in 2008.
- Interest income decreased by $42,527 from $621,438 in 2007 to $578,911 in 2008.
- Stock based compensation decreased by $1,063,573 from $1,352,748 in 2007 to $289,175 in 2008.
- Office, rent, telephone and reception expenses increased by $20,125 from $74,267 in 2007 to $94,392 in 2008.
- Professional fees increased by $69,573 from $24,332 in 2007 to $93,905 in 2008.
- Project evaluation expenses decreased by $83,579 from $91,605 in 2007 to $8,026 in 2008.
- Regulatory fees decreased by $106,624 from $133,345 in 2007 to $26,721 in 2008.
- Ontario Capital taxes were $56,649 in 2008 compared with nil in 2007.

Three months ended October 31, 2008

The net loss for the three months ended October 31, 2008 ("2008") was $200,066, ($0.00 per share) compared to net income of $46,827, ($0.00 per share) for the prior fiscal year ("2007"). The increase in net loss of $246,893 is namely attributable to:

- Interest income decreased by $153,636 from $299,330 in 2007 to $145,694 in 2008.
- Foreign exchange loss increased by $80,780 from $53,180 in 2007 to $133,960 in 2008.
- Office, rent, telephone and reception expenses increased by $6,009 from $17,363 in 2007 to $23,372 in 2008.
- Professional fees increased by $28,806 from $8,580 in 2007.to $37,386 in 2008.
- Ontario Capital tax was $8,000 compared with nil in 2007.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's working capital at October 31, 2008 is $18,659,864. This working capital position, comprised substantially of cash, is sufficient to fund the Corporation's overheads for the foreseeable future and to fund the Corporation's feasibility study for the El Pilar Copper Property in Mexico. (See section titled "Mineral Properties").

The Corporation has cash and cash equivalents of $17,865,320 as at October 31, 2008. The Corporation derives its revenues from interest thereon. Revenues are expected to decline over time as the cash is used to fund exploration and development activities on the El Pilar property. The cash is secured and is redeemable upon demand without penalty, and is invested as either Guaranteed Investment Certificates ("GIC's"), or as cash held in the Corporation's bank account. There is no investment of cash in asset backed commercial paper.

A decrease of $976,483 in accounts payable and accrued liabilities from $1,077,058 at January 31, 2008 to $100,575 at October 31, 2008 was mainly due to the timing of vendor invoices received relative to when they were paid.

Stingray is a development stage company without operating revenues and therefore, the Corporation must utilize its current cash reserves, income from short-term investments, funds obtained from the exercise of warrants and stock options and other financing transactions to maintain the Corporation's capacity to meet working capital requirements and ongoing exploration program, or to fund any further development activities. See "Risk Factors" of this MD&A.

The Corporation relies on external financings to generate capital. As a result, the Corporation continues to incur net losses.

RISK FACTORS

Resource exploration and development is a speculative business, characterized by a number of significant risks. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations of metal prices, the proximity and capacity of milling facilities, mineral markets, processing reagents (more particularly the availability of sulfuric acid for leaching at a reasonable cost) and equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Corporation not receiving an adequate return on investment capital.

Exploration and Development Efforts May Be Unsuccessful

There is no certainty that the expenditures to be made by the Corporation in the exploration and development of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration and development projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Lack of Cash Flow

None of the Corporation's properties have advanced to the commercial production stage and the Corporation has no history of earnings or cash flow from operations. The Corporation does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

The Corporation has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the Corporation is through the sale of its securities. Future additional equity financing would cause dilution to current shareholders.

No Proven Reserves

The properties in which the Corporation has an interest or the right to earn an interest are in the exploratory stage only and are without a known body of ore in commercial production.

No Guarantee of Clear Title to Mineral Properties

While the Corporation has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties and properties in which it has the right to acquire or earn an interest are in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Concessions in Mexico

In accordance with the Mexican constitution, the subsoil and minerals found therein are the inalienable property of the nation. All mining activity requires a concession from the federal government. A new mining law liberalizing the mining industry was enacted and became effective on September 25, 1992. Under this law, the exploration concessions are granted for a non-extendable six-year period. Exploitation concessions have a 50-year term and are renewable for another 50-year term with a 5-year prior notice. However no concession will be granted within areas that have been incorporated into the National Mining Reserves.

Uncertainty of Obtaining Additional Funding Requirements

Programs planned by the Corporation may necessitate additional funding, which could cause a dilution of the value of the investment of the shareholders of the Corporation. The recuperation value of mining properties indicated in the balance sheet depends on the discovery of mineralization that can be profitably exploited and on the Corporation's capacity to obtain additional funds in order to realize these programs.

The Corporation's exploration activities can therefore be interrupted at any moment if the Corporation is incapable of obtaining the necessary funds in order to continue any additional activities that are necessary and that are not described in the exploration programs outlined in the Corporation's geological report for its properties.

Mineral Prices May Not Support Corporate Profit

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of the Corporation may affect the marketability of any substances discovered. The price of minerals is volatile over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining techniques.

Competition

The mining industry is intensively competitive in all its phases. The Corporation competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests as well as for the recruitment and retention of qualified employees.

Environmental Regulations

The current and future operations of the Corporation, including further exploration, development activities and commencement of production on its properties, require permits from various Mexican Federal and State governmental authorities.

Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. There can be no assurance, however, that all permits which the Corporation may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Uncertainty of Reserves and Mineralization Estimates

There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the control of the Corporation. The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past. Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limiting to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Foreign Operations

The Corporation's foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages,

restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation. Foreign operations could also be adversely impacted by laws and policies of Mexico affecting foreign trade, investment and taxation. The Corporation currently has exploration projects located in Mexico.

Operating Hazards and Risks Associated with the Mining Industry

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved.

Operations in which the Corporation has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The Corporation may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Corporation's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities.

The Ability to Manage Growth

Should the Corporation be successful in its efforts to develop its mineral properties or to raise capital for other mining ventures it will experience significant growth in operations. If this occurs management anticipates that additional expansion will be required in order to continue development. Any expansion of the Corporation's business would place further demands on its management, operational capacity and financial resources. The failure to manage growth effectively could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Lack of a Dividend Policy

The Corporation does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends received from the Corporation will remain subject to the discretion of the Corporation's board of directors and will depend on results of operations, cash requirements and future prospects of the Corporation and other factors.

Possible Dilution to Present and Prospective Shareholders

The Corporation's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Corporation, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective holders of common shares.

Dependence on Key Personnel

The Corporation strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term.

As the Corporation's operations expand, additional general management resources will be required, especially since the Corporation encounters risks that are inherent in doing business in several countries.

Conflict of Interest

Certain directors of the Corporation are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest which they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Corporation will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

Lack of Trading Volume

The lack of trading volume of the Corporation's shares reduces the liquidity of an investment in the Corporation's shares.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Corporation's shares.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the Corporation's estimate of recoverable value on its mineral properties as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are beyond the Corporation's control.

Mineral properties

The Corporation's recorded value of its mineral properties is in all cases based on historical costs that expect to be recovered in the future. The Corporation's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk.

Stock-based compensation

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Corporation's control and will depend, among other things, upon a variety of factors including the market value of Corporation shares and financial objectives of the holders of the options. The Corporation has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on stock-based compensation and hence results of operations, there is no impact on the Corporation's financial condition.

CONTRACTUAL COMMITMENTS

The Corporation has no material contractual commitments. All mineral property agreement commitments are at the option of the Corporation and the Corporation can terminate the agreements prior to being required to make any payments on any underlying property.

The Corporation does not believe that there are any significant environmental obligations requiring material capital outlays in the immediate future and anticipates that such obligations will only arise when full scale development of the El Pilar project commences. As the El Pilar project is still in the exploration and development stage and no significant environmental impact has occurred to date, the Corporation does not currently consider that expenditures required to meet any ongoing environmental obligations at the El Pilar project are material to its results or to financial condition to the Corporation at this time. However, these costs may become material in the future and will be reported in the Corporation's filings at that time.

RELATED PARTY TRANSACTIONS

During the period, the Corporation incurred professional fees of $34,601 (2007 – $121,486) to a law firm in which a director of the Corporation is a partner. These transactions have been recorded at the exchange amount, which is the consideration paid as established and agreed to by the related parties.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A detailed summary of all of the Corporation's significant accounting policies is included in Note 2 to the Audited Consolidated Financial Statements for the year ended January 31, 2008.

CHANGE IN ACCOUNTING POLICIES

During the nine months ended October 31, 2008, the Corporation adopted the following new accounting policies:

a) Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Corporation on January 1, 2008.

Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

b) Amendments to Section 1400 – General Standards of Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400, Going Concern, to include additional requirements to assess and disclose an entity's ability to continue as a going concern. Section 1400 is effective for interim and annual reporting periods beginning on or after January 1, 2008. The adoption of this standard had no impact on the Corporation's operating results or financial position.

c) Future accounting changes

International Financial Reporting Standards ("IFRS")
In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on

or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Corporation is currently assessing the impact of IFRS on its financial statements.

Goodwill and Intangible Assets
In November 2007, the CICA approved Handbook Section 3064, "Goodwill and Intangible Assets" which replaces the existing Handbook Sections 3062, "Goodwill and Other Intangible Assets" and 3450 "Research and Development Costs". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Corporation is currently assessing the impact of these new accounting standards on its financial statements.

FINANCIAL INSTRUMENTS

The Corporation has not entered into any specialized financial agreements to minimize its investment risk, commodity risk and currency risk.

IFRS IMPLEMENTATION PLAN

The AcSB has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, effective for fiscal years beginning on or after January 1, 2011. Accordingly, the Corporation will report interim and annual financial statements in accordance with IFRS beginning with the quarter ended April 30, 2011.

The Corporation has commenced the development of an IFRS implementation plan to prepare for this transition, and is currently in the process of identifying the key accounting policy changes that may be required. Once the potential accounting policy changes have been identified, other elements of the plan will be addressed including the implication on information technology, internal controls, contractual arrangements and employee training.

DISCLOSURE CONTROLS

Disclosure controls and procedures have been designed to ensure that relevant and accurate information needed to comply with the Corporation's continuous disclosure obligations is accumulated and summarized to allow timely decisions regarding disclosure and to ensure that the risk of material error or fraud is minimal. Management has concluded that the Corporation's disclosure controls and procedures, as of October 31, 2008, are effective in ensuring that material information is accumulated and disclosed accurately. Management believes that the "cost-effective" disclosure controls, disclosure procedures and internal control systems can only provide reasonable assurance, and not absolute assurance, that the objectives of the controls and procedures are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Corporation for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.

There are inherent imitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect

to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances. The Corporation has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Corporation has only limited staff resources at the present time such that "ideal" segregation of duties is not feasible. This risk is mitigated by management and Board review where appropriate. At the present time, the Corporation does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The Corporation's management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Corporation have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

MANAGEMENT CONTRACT

The Corporation is party to an employment contract with Mr. Ricardo Cornejo whereby Mr. Cornejo will serve the Corporation in the principal capacity of Vice President, Operations for a period of two years commencing September 3, 2007. The contract shall be automatically renewed for successive two year periods subject to mutual agreement. Annual remuneration is US$180,000 onetime bonus. In the event of a "Fundamental Change" in the Corporation's status, the contract provides for the election by either party to terminate the contract by making payable to Mr. Comejo two times his annual salary.

OTHER MD&A REQUIREMENTS

Additional information relating to the Corporation including its Annual Information Form for the year ended January 31, 2008 may be obtained from www.sedar.com.

OUTSTANDING SHARE DATA

Share capital

(a) Authorized

100,000,000 common shares without par value

(b) Issued

	Number of Shares	Share Amount
Balance January 31, 2008, October 31, 2008 and December 8, 2008	58,725,982	$58,821,318

(c) Warrants

The number of warrants outstanding is as follows:

	Number of Warrants	Allocated Value	Average Exercise Price
Balance January 31, 2008	23,352,000	$ 7,830,592	$ 1.74
Expired during the period	(2,502,000)	(1,066,852)	$ 1.20
Balance October 31, 2008 and December 8, 2008	20,850,000	$ 6,763,740	$ 1.80

At October 31, 2008 and December 31, 2008, the following warrants are outstanding to purchase common shares:

Grant date	Expiry date	Number of warrants	Value	Average Exercise price
April 24, 2007	April 24,2009	20,850,000	$6,763,740	$ 1.80

(d) Stock options

On June 18, 2008 the Corporation granted options with an exercise price of $0.75 and a five year expiry date to purchase 725,000 common shares of the Corporation. The fair value of the options on the date of the grant was estimated to be $289,175 using the Black-Scholes option pricing method with the following assumptions: expected life of five years; expected volatility of 64%; risk-free interest rate of 3.1% per annum; and a dividend yield of nil. Since the options vested on the date of the grant, the amount was included in stock-based compensation for the period.

The number of stock options outstanding is as follows:

	Number of Options	Value	Weighted Average Exercise Price
Balance January 31, 2008	2,725,000	$1,607,116	$ 1.10
Granted during the period	725,000	289,175	$ 0.75
Cancelled during the period	(140,000)	(80,956)	$ 1.02
Balance October 31, 2008 and December 8, 2008	3,310,000	$1,815,335	$ 1.04

At October 31, 2008 and December 8, 2008, the following options are outstanding to purchase common shares:

Grant date	Expiry date	Number of Options	Value	Exercise price
May 28, 2004	May 28, 2009	160,000	$86,939	$1.00
May 28, 2004	May 28, 2009	115,000	66,148	$0.75
June 29, 2005	June 29, 2010	275,000	76,261	$0.80
April 26, 2007	April 26, 2012	1,485,000	1,038,312	$1.20
June 28, 2007	June 28, 2012	550,000	258,500	$1.20
June 18, 2008	June 18, 2013	725,000	289,175	$0.75
		3,310,000	$1,815,335	

OUTLOOK

The Corporation is currently in the advanced exploration phase of work leading to a Technical/Feasibility Study at the El Pilar Property. At October 31, 2008 the Corporation had a working capital balance of $18.7 million which places the Corporation in a strong financial position to carry out its planned exploration, permitting and development activities for the upcoming periods.

The Corporation is continuing the Work Program outlined in the Corporation's 43-101F1 Technical Report at SEDAR titled "El Pilar Property Report, Sonora State, Mexico" dated December 31, 2006 and amended on April 9, 2007. Planned work includes infill drilling, metallurgical testwork, ongoing environmental and hydrological studies and permitting activities, geotechnical assessments, resource reserve estimates and engineering and economic studies leading to the Technical/Feasibility Study the Corporation expects to deliver in the second quarter of 2009.

The Corporation is well financed to complete this Study and will then review its options to advance the El Pilar to commercial production.

END